UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

1-16817

Commission File Number

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Five Star Quality Care, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

400 Centre Street
Address of Principal Executive Office (Street and Number)

Newton, MA 02458
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Five Star Quality Care, Inc., or the Company, is unable to timely file its Quarterly Report on Form 10-Q for quarter ended June 30, 2014, or the Second Quarter 2014 Report.  On April 16, 2014, the Company filed with the Securities and Exchange Commission Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2012 to restate the Company’s consolidated financial statements for the years ended December 31, 2011 and 2012, Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 to restate the Company’s condensed consolidated financial statements for the quarter ended March 31, 2013 and Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 to restate the Company’s condensed consolidated financial statements for the quarter ended June 30, 2013, or collectively, the Amended Reports.  As a result of the time required to complete the Amended Reports, and the causes and impacts of the restatements included therein, the Company has experienced a delay in completing its consolidated financial statements and the required disclosures necessary for the filing of its Annual Report on Form 10-K for the year ended December 31, 2013, or the 2013 Annual Report, and its condensed consolidated financial statements and required disclosures necessary for the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, or the First Quarter 2014 Report, and the Second Quarter 2014 Report.

The Company currently does not expect to file the Second Quarter 2014 Report within the 5 calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul V. Hoagland	617	796-8387
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	• Annual Report on Form 10-K for the year ended December 31, 2013 • Quarterly Report on Form 10-Q for the quarter ended March 31, 2014
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			See Below at *
			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*As described in Part III of this Notification of Late Filing, the Company is in the process of completing its consolidated financial statements and the required disclosures necessary for the filing of its 2013 Annual Report and its condensed consolidated financial statements and required disclosures necessary for the filing of the First Quarter 2014 Report and the Second Quarter 2014 Report.  At this time the Company cannot reasonably estimate if there is a significant change in results of operations from the corresponding period for the last fiscal year which will be reflected by the earnings statement to be included in the Second Quarter 2014 Report when filed.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS NOTIFICATION OF LATE FILING CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, THE COMPANY IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•                       THIS NOTIFICATION OF LATE FILING STATES THAT THE COMPANY DOES NOT EXPECT TO FILE THE SECOND QUARTER 2014 REPORT WITHIN THE 5 CALENDAR DAY EXTENSION PERIOD PROVIDED BY RULE 12b-25.  IF THE COMPANY FAILS TO FILE THE SECOND QUARTER 2014 REPORT BY THE EXTENDED DEADLINE, ITS ABILITY TO USE A SHELF REGISTRATION STATEMENT ON FORM S-3 WILL BE FURTHER RESTRICTED AND THE COMPANY MAY INCUR OTHER NEGATIVE EFFECTS.

•                       THE COMPANY HAS NOT YET COMPLETED ITS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND THE REQUIRED DISCLOSURES NECESSARY FOR INCLUSION IN THE SECOND QUARTER 2014 REPORT.  AS A RESULT, THE COMPANY’S RESULTS OF OPERATIONS AS REFLECTED IN THE SECOND QUARTER 2014 REPORT MAY DIFFER MATERIALLY AS COMPARED TO THE COMPANY’S RESULTS OF OPERATIONS AS REFLECTED IN THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN ITS RESTATED QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2013.

FOR THESE REASONS, AMONG OTHERS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS NOTIFICATION OF LATE FILING.

Five Star Quality Care, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2014	By	/s/ Paul V. Hoagland
Paul V. Hoagland
(Principal Accounting Officer and Chief Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).